Exhibit 99.77B

To the Audit Committee
Eagle Capital Growth Fund, Inc.

Dear Audit Committee:

In planning and performing our audit of the financial statements of Eagle Capital Growth Fund, Inc. as of and for the year ended December 31, 2014 in accordance with Public Company Accounting Oversight Board auditing standards, we considered the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

This communication is intended solely for the information and use of management, the audit committee, others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

/s/Plante & Moran, PLLC

Auburn Hills, Michigan
February 17, 2015